601 Lexington Avenue New York, New York 10022

Daniel Wolf
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4884		(212) 446-4900
daniel.wolf@kirkland.com	www.kirkland.com

October 15, 2013

VIA EDGAR SUBMISSION

David L. Orlic, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Greenway Medical Technologies, Inc.
Schedule TO-T filed by Crestview Acquisition Corp., VCG Holdings, LLC, Vista Equity Partners Fund IV, L.P., and Vitera Healthcare Solutions, LLC
Filed on October 4, 2013, amended on October 8, 2013 and October 11, 2013
File No. 005-86773

Dear Mr. Orlic:

On behalf of our clients, Crestview Acquisition Corp. (“Purchaser”), VCG Holdings, LLC (“Parent”), Vitera Healthcare Solutions, LLC (“Vitera”), and Vista Equity Partners Fund IV, L.P. (“Vista” and together with Purchaser, Parent and Vitera, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 10, 2013 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by the Filing Persons on October 4, 2013 (as amended, the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of Greenway Medical Technologies, Inc. (“Greenway”). The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics). In addition, the Filing Persons are simultaneously filing Amendment No. 3 to the Schedule TO (“Amendment No. 3”) in response to the Comment Letter. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

Securities and Exchange Commission

October 15, 2013

The Merger Agreement, page 33

1.	We note disclosure to the effect that the merger agreement has been provided solely to inform investors of its terms; that the representations, warranties and covenants contained in the merger agreement were made only for the purposes of the agreement and were made solely for the benefit of the parties; and that the company’s stockholders and other investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, Amendment No. 3 amends this Section in accordance with the Staff’s comment.

Certain Conditions of the Offer, page 56

2.	We note disclosure in the first paragraph of this section to the effect that the offer may be terminated upon termination of the merger agreement. Please clarify that this is the case only on or prior to any scheduled expiration date. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

Response:

In response to the Staff’s comment, Amendment No. 3 amends this Section to disclose that Purchaser may terminate the Offer upon termination of the Merger Agreement only if such termination of the Offer occurs on or prior to any scheduled expiration date of the Offer.

3.	Please disclose the specific representations and warranties referred to in the second and third bullet points.

Response:

In response to the Staff’s comment, Amendment No. 3 amends this Section to disclose the specific representations and warranties referred to in the second and third bullet points on page 56.

Securities and Exchange Commission

October 15, 2013

Schedule I - Directors and Executive Officers of Parent, Purchaser and Vitera, page 60

4.	Vista Equity Partners Fund IV, L.P. is a filing person, but does not appear to be addressed on Schedule I or in Section 8. Please advise, or revise this disclosure.

Response:

In response to the Staff’s comment, Amendment No. 3 amends this Schedule I to disclose the structure of Vista Equity Partners Fund IV, L.P. within the Participant Group and its affiliates.

With respect to the Staff’s comment regarding Section 8, the Filing Persons respectfully note that Vista Equity Partners Fund IV, L.P. is referenced in Section 8. Nonetheless, in response to the Staff’s comment, Amendment No. 3 amends this Section 8 to include a cross reference to the first paragraph in Section 10–“Background of the Offer; Past Contacts or Negotiations with the Company” to provide additional disclosure regarding Vista Equity Partners Fund IV, L.P.

5.	Please include starting and ending dates for all entries in this section, and ensure that full five year employment histories are provided in each case. See Item 1003(c)(2) of Regulation M-A.

Response:

In response to the Staff’s comment, Amendment No. 3 amends this Schedule I to disclose the starting and ending dates for all entries in this Schedule.

*    *    *    *    *

Securities and Exchange Commission

October 15, 2013

The acknowledgments of each of the Filing Persons requested at the end of your letter are attached as Exhibit A to this letter. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Daniel Wolf

Daniel Wolf

cc:	Crestview Acquisition Corp.
VCG Holdings, LLC
Vitera Healthcare Solutions, LLC
Vista Equity Partners Fund IV, L.P.

Exhibit A

David L. Orlic, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Greenway Medical Technologies, Inc.
Schedule TO-T filed by Crestview Acquisition Corp., VCG Holdings, LLC, Vista Equity Partners Fund IV, L.P., and Vitera Healthcare Solutions, LLC
Filed on October 4, 2013, amended on October 8, 2013 and October 11, 2013
File No. 005-86773

Dear Mr. Orlic:

As requested in your letter dated October 10, 2013, each of the undersigned hereby acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Daniel Wolf (212-446-4884 or daniel.wolf@kirkland.com) of Kirkland & Ellis LLP.

Sincerely,

CRESTVIEW ACQUISITION CORP.

By	/s/ James P. Hickey
Name:	James P. Hickey
Title:	President
Date:	October 15, 2013

VCG HOLDINGS, LLC

By	/s/ James P. Hickey
Name:	James P. Hickey
Title:	President
Date:	October 15, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 15, 2013

VITERA HEALTHCARE SOLUTIONS, LLC

By	/s/ Laurens Albada
Name:	Laurens Albada
Title:	Chief Financial Officer
Date:	October 15, 2013